02 FEB 26 AM 8: 18

Corporate

Computershare Limited
ABN71005485825
18 to 62 Trenerry Crescent
Abbotsford Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9235 5500
Facsimile 61 3 9235 5601
www.computershare.com

Australia
Canada
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

30 January 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W.
Washington DC 20549
USA

02015461

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

SUPPL

Dear Sir / Madam

COMPUTERSHARE LIMITED: FILE NO. 333-

Enclosed is a copy of recent market announcements made to the Australian Stock Exchange concerning

1. Equity Issue – Reset Preference Shares
2. Profit Expectation for the six months ended 31 December 2001

submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly

DARRYL CORNEY
Chief Financial Officer

COPY

Corporate

Computershare Limited
ABN71005485825
18 to 62 Trenerry Crescent
Abbotsford Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9235 5500
Facsimile 61 3 9235 5601
www.computershare.com

Australia
Canada
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

30 January 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W.
Washington DC 20549
USA

Dear Sir / Madam

COMPUTERSHARE LIMITED: FILE NO. 333-10778

Enclosed is a copy of recent market announcements made to the Australian Stock Exchange concerning

1. Equity Issue – Reset Preference Shares
2. Profit Expectation for the six months ended 31 December 2001

submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly

DARRYL CORNEY
Chief Financial Officer

MARKET ANNOUNCEMENT

9 January 2002

PROFIT EXPECTATION FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

The preliminary unaudited financial results for the group are currently being consolidated, however early indications are that trading conditions, particularly in November and December, were significantly weaker than expected. Based on these early figures it is likely that the EBITDA result for the 6 months ended 31 December 2001 will be around the same level as that recorded for the 6 months ended 31 December 2000 before non-recurring items.

Weak trading conditions were particularly evident with corporate action and initial public offering work being deferred in the US, UK and South African markets.

The company has implemented a series of cost reduction initiatives and is hopeful that these will bring an improved performance in the period 1 January to 30 June 2002. In addition, the company remains optimistic about revenue growth opportunities going forward despite the tough trading conditions presently being experienced.

Computershare has previously announced that for the full year ending 30 June 2002 it was expecting to show EBITDA growth of 20% over the 2001 full year result. In light of the present trading conditions and despite the recently implemented cost reduction initiatives it now appears unlikely that the full 20% increase will be delivered this year unless market conditions improve significantly in the short term.

About Computershare

Computershare Limited www.computershare.com is a leading financial services and technology provider for the global securities industry, providing services and solutions to listed companies, investors, employees, exchanges and other financial institutions.

It is the largest and only global share registry (or transfer agent), managing more than 68 million shareholder accounts for over 7,500 corporations in nine countries on five continents, and it provides sophisticated trading technology to financial markets in each major time zone.

Founded in Australia in 1979 and headquartered in Melbourne, Computershare employs more than 5,100 people worldwide and has a market capitalisation in excess of A$3.00 billion/ US$1.60 billion.

For further information:

Darryl Corney
Chief Financial Officer
+ 61 3 9235 5598

Chris Morris
President and CEO
+ 61 3 9235 5500

MARKET ANNOUNCEMENT

17 December 2001

Computershare Reset Preference Share Issue

Computershare is pleased to announce that the issue of Reset Preference Shares at $100.00 each to raise a minimum of $25 million and up to $75 million has closed oversubscribed. In accordance with the Prospectus dated 15 November 2001, Computershare has decided to accept applications for the full $75 million. This is in addition to the $75 million previously raised through institutional placement on 7 November 2001.

It is expected that the Preference Shares will be issued on 18 December and commence trading on the ASX on a deferred settlement basis on 19 December.

Joint Underwriters

JB Were Limited
Level 17, 101 Collins Street
Melbourne

Macquarie Equity Capital Markets Limited
Level 25, 101 Collins Street
Melbourne

Darryl Corney
Company Secretary

Computershare

MARKET ANNOUNCEMENT

8 November 2001

To: Company Announcements Platform
Australian Stock Exchange Limited — via ASX Online

And to: Mr James Gerraty/ Ms Kate Kidson
Australian Stock Exchange Limited
Melbourne — Fax no 03 9614 0303

Summary

Underwritten issue of 5.5% per annum non-cumulative reset preference shares raising:

- $75 million from institutions; and
- a minimum of $25 million (with prospective over-subscriptions to raise up to a further $50 million) by way of a prospectus to be lodged with ASIC shortly.

Detailed Announcement

Reference is made to the request for a trading halt made on 7 November.

Computershare Limited is pleased to announce that it has entered into an underwriting agreement with Macquarie Equity Capital Markets Limited and JBWere Limited (collectively, 'Joint Underwriters') to raise $100 million by way of the issue of 1,000,000 5.5% per annum non-cumulative reset preference shares ('Reset Prefs') at $100 per share.

The Joint Underwriters have confirmed that they have received commitments from institutional investors in respect of 750,000 Reset Prefs to raise $75 million. Institutional support was strong from both existing and new investors in the company and the book build price was set at the upper end of the range resulting in a minimum conversion ratio of 12.82 ordinary shares per Reset Prefs.

A prospectus is currently being prepared and will be lodged with ASIC and given to ASX in the next few days. The prospectus will seek to raise a minimum of $25 million through the issue of 250,000 Reset Prefs at $100 per share, representing the balance of the shares underwritten by the Joint Underwriters. Computershare will reserve the right under the prospectus to accept up to $50 million by way of over-subscriptions for Reset Prefs is there is excess demand. Maximum over-subscriptions will raise $150 million through the issue of 1.5 million Reset Prefs.

MARKET ANNOUNCEMENT

The purpose of the issue is to further strengthen Computershare's balance sheet to take advantage of any growth opportunities that might arise in the future and to diversify Computershare's equity funding base. In the interim the funds raised will be used for debt reduction.

Subject to the lodgment of the prospectus with ASIC and the end of the exposure period for the prospectus, each shareholder of Computershare with a registered address in Australia or New Zealand as at 7.00pm (Melbourne time) on 21 November 2001 will receive a priority allocation under the prospectus of 20 Reset Prefs. ($2,000).

Anyone wishing to apply for Reset Prefs under the prospectus will need to complete the relevant application form that will be in or accompany the prospectus. A further announcement will be made when the prospectus has been lodged with ASIC, commencing the 7-14 day exposure period.

The principal terms of the Reset Prefs are set out in the Annexure. The full Terms of Issue will be set out in the prospectus.

The proposed issue of Reset Prefs is not subject to shareholder approval.

The institutional placement is expected to be settled around the time that the exposure period for the prospectus expires, expected towards the end of November 2001. The Reset Prefs offered under the prospectus are expected to be issued in the second half of December 2001.

Computershare will apply within 7 days after the date of the prospectus to have all issued Reset Prefs quoted on the ASX. Both the institutional and prospectus issues of Reset Prefs are on the basis that the Reset Prefs will be quoted on ASX.

Please confirm as soon as possible the removal of the trading halt requested yesterday.

Yours sincerely

Darryl Corney

Darryl Corney
Company Secretary

ANNEXURE

PRINCIPAL TERMS OF RESET PREFS

1. Issuer

Computershare Limited.

2. Issue Price/Face Value

$100 per Reset Pref.

3. Dividend Rights

A preferential non-cumulative dividend fixed for the first 5 years of 5.5% per annum of the Face Value payable semi-annually in arrears on 31 May and 30 November each year. The first dividend will be paid on 31 May 2002 and will accrue from the date Reset Prefs are first issued to the institutional investors. The dividend may be increased or decreased on Reset Dates (see below). Payment is at the discretion of the directors and is subject to there being sufficient profits of Company out of which the Company is lawfully able to pay dividends.

4. Franking

The dividend rate of 5.5% per annum assumes full franking. If a dividend is unfranked or partially franked, the dividend will be increased to compensate for the unfranked amount.

5. Reset Dates

Certain terms, including the rate of dividends, the terms of conversion (see below) and the conversion discount (see below) may be reset on each reset date. The first reset date will be 30 November 2006.

6. Conversion

On reset dates the outstanding Reset Prefs may be converted into ordinary shares in Computershare at the option of holders or Computershare. In certain circumstances, conversion may occur earlier.

7. Conversion Ratio and Discount

For the period to the first reset date, each Reset Pref will convert into a number of ordinary shares calculated generally with reference to the Conversion Discount and the volume weighted average sale price of ordinary shares in Computershare traded on ASX during the 20 business days immediately preceding conversion. The number of ordinary shares issued on conversion will be subject to specified minimum and maximum numbers. These minimum and maximum numbers will be set out in the detailed Terms of Issue to be contained in the

prospectus. The initial conversion discount to the first reset date will be 2.5%. The minimum conversion ratio is 12.82 ordinary shares per Reset Prefs.

8. Ranking

Dividends on Reset Prefs will be paid in priority to any dividend declared on ordinary shares.

In a winding up Reset Prefs will rank for repayment of capital behind all creditors of Computershare but ahead of ordinary shares. Reset Prefs will rank equally as between themselves. Computershare will reserve the right to issue further Reset Prefs in the future.

9. Participation

Prior to conversion, unless the directors in their discretion otherwise determine, holders of Reset Prefs will not have the right to participate in issues of securities to, or capital reconstructions affecting, holders of ordinary shares. However, the specified minimum and maximum of ordinary shares to be issued on conversion will be adjusted for rights issues, off-market buy-backs, capital distributions, bonus issues and capital reconstructions where appropriate.

10. Voting Rights

Reset Prefs will not confer any right to vote at general meetings except in the limited circumstances prescribed in the ASX listing rules for preference shares.